UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 26, 2006 and the period December 27, 2006 through December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-8089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danaher Corporation & Subsidiaries Retirement and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danaher Corporation

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

DANAHER CORPORATION & SUBSIDIARIES

RETIREMENT AND SAVINGS PLAN

Audited Financial Statements and Supplemental Schedules

As of December 31, 2006 and December 26, 2006 and 2005 and for the period

December 27, 2006 through December 31, 2006 and the year ended December 26,

2006 with Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Audited Financial Statements and Supplemental Schedules

As of December 31, 2006 and December 26, 2006 and 2005 and for the period December 27, 2006 through December 31, 2006 and the year ended December 26, 2006

Report of Independent Registered Public Accounting Firm

Plan Administrator

Danaher Corporation & Subsidiaries

Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Danaher Corporation & Subsidiaries Retirement and Savings Plan as of December 31, 2006 and December 26, 2006 and 2005, and the related statements of changes in net assets available for benefits for the period December 27, 2006 through December 31, 2006 and the year ended December 26, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and December 26, 2006 and 2005, and the changes in its net assets available for benefits for the period December 27, 2006 through December 31, 2006 and the year ended December 26, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006 and December 26, 2006 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Baltimore, Maryland

June 22, 2007

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	December 26,
	2006	2006	2005
Assets
Investments, at fair value	$68,357,764	$65,692,307	$51,380,120
Participant loans	2,630,785	2,630,720	2,222,638

Total investments	70,988,549	68,323,027	53,602,758

Receivables:
Participant contributions	65,635	39,693	122,765
Employer contributions	50,228	31,104	81,001

Total receivables	115,863	70,797	203,766

Total assets	71,104,412	68,393,824	53,806,524

Liabilities
Administrative expenses payable	2,590	2,590	3,968

Net assets available for benefits at fair value	71,101,822	68,391,234	53,802,556
Adjustment from fair value to contract value for fully benefit-responsive investment contract	168,062	144,008	190,966

Net assets available for benefits	$71,269,884	$68,535,242	$53,993,522

See accompanying notes.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Period December 27, 2006 through December 31, 2006	Year ended December 26, 2006
Additions
Contributions:
Participant	$56,224	$2,767,408
Rollovers	—	246,409
Employer matching	17,088	1,230,427
Employer unilateral	39,058	1,238,695

Total contributions	112,370	5,482,939

Interest and dividend income	296,269	4,917,123
Net realized and unrealized (depreciation) appreciation in fair value of investments	(166,690)	2,188,425

Total additions	241,949	12,588,487

Deductions
Benefit payments	—	9,718,614
Administrative expenses	—	40,668

Total deductions	—	9,759,282

Net increase prior to plan transfers	241,949	2,829,205

Net transfers into plan	2,492,693	11,712,515

Net increase in assets available for benefits	2,734,642	14,541,720

Net assets available for benefits:
Beginning of period/year	68,535,242	53,993,522

End of period/year	$71,269,884	$68,535,242

See accompanying notes.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements

December 31, 2006 and December 26, 2006 and 2005

1. Description of Plan

The Danaher Corporation & Subsidiaries Retirement and Savings Plan (the Plan) was established for certain employees effective December 1, 1986. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for full explanation of all limitations, adjustments and special cases in the Plan. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company.

On December 30, 2005, the Thomson Retirement Savings Plan and the Thomson Retirement Savings Plan for Hourly-Rated Employees merged into the Plan.

On December 29, 2006, the Leica Microsystems Inc. 401(k) Savings Plan merged into the Plan.

These plan mergers occurred subsequent to and as a result of Danaher Corporation’s (hereafter, the Company) acquisition of the above mentioned companies.

Effective after the plan year ended December 26, 2006, the Plan changed its plan year end to December 31st. As a result, these financial statements reflect the short plan year for the period December 27, 2006 to December 31, 2006.

Contributions

Eligible employees may contribute up to 20% of their compensation (subject to annual maximums). The Company’s matching contribution is equal to 50% of the first 6% of the compensation contributed by the employee. The Company’s unilateral contribution is 3% of compensation of all eligible employees. Employees are eligible for Company match and unilateral contributions upon completion of one year of service.

Employees become fully vested with respect to the employer contributions upon completion of three years of service. Employee contributions and the earnings thereon are fully vested at all times.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Benefit Payments

A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon April 1 of the calendar year following the later of the date of his or her employment terminates or the calendar year in which he or she reaches the age of 70  1/2.

Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.

The plan administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship or the amount unavailable from resources of the participant. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with policy established by the plan administrator. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 60 months. The plan administrator may require loan payments to be made through payroll deductions.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant account is credited with the participant’s contributions, any employer matching and unilateral contributions, an allocation of Plan earnings and losses, and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

At December 31, 2006 and December 26, 2006 and 2005, forfeited nonvested accounts totaled $2,763,715, $2,309,221, and $74,109, respectively. These accounts will be used to reduce future employer contributions and to pay administrative expenses.

Termination of the Plan

Although the Company, as the Plan’s sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 26, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 26, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investments (continued)

The Fidelity Managed Income Portfolio II consists primarily of fully benefit-responsive investment contracts. In determining the net assets available for benefits, the Fidelity Managed Income Portfolio II is included in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Participant loans are valued at their unpaid balances, which approximate fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated January 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Investments

The fair value of investments representing 5% or more of the Plan’s net assets as follows:

	December 31,	December 26,
	2006	2006	2005
Danaher Corporation Stock Fund	$10,192,603	$10,238,010	$8,707,671
Fidelity Asset Manager Fund	*	*	2,822,379
Fidelity Equity Income Fund	6,576,002	6,296,234	5,632,912
Fidelity Magellan Fund	10,245,139	10,203,274	7,018,895
Fidelity MIP II Fund (at contract value)	14,184,804	12,154,598	13,017,102
Fidelity Retirement Money Market Fund	10,437,198	10,373,018	6,408,680

*	Less than 5% in the period presented.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Investments (continued)

During the period December 27, 2006 through December 31, 2006 and the year ended December 26, 2006, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) (depreciated) appreciated in fair value by ($166,690) and $2,188,425, respectively, as follows:

	Period December 27, 2006 through December 31, 2006	Year ended December 26, 2006
Danaher Corporation Stock Fund	$(45,126)	$2,490,346
American Beacon Small Cap Value PA	—	21,968
American Beacon Small Cap Value Fund Institutional Class	(279)	2,988
American Funds Growth Fund of America Class R4	507	2,417
Fidelity Asset Manager Fund	—	83,049
Fidelity Diversified International Fund	19,253	93,162
Fidelity Equity Income Fund	11,848	516,826
Fidelity Freedom Income Fund	(4,574)	6,269
Fidelity Freedom 2010 Fund	(77,986)	108,339
Fidelity Freedom 2020 Fund	(58,350)	89,731
Fidelity Freedom 2030 Fund	(32,920)	59,803
Fidelity Freedom 2040 Fund	(19,145)	41,388
Fidelity Low-Priced Stock Fund	10,347	155,926
Fidelity Magellan Fund	21,564	(1,887,637)
Franklin Small Mid-Cap Growth Fund Class A	—	26,738
Franklin Small Mid-Cap Growth Fund Advisor Class	959	(29,300)
Legg Mason Value Trust Fund FI Class	—	326
Legg Mason Value Trust Fund Inst. Class	3	946
PIMCO Total Return Fund Admin Class	—	(13,983)
PIMCO Total Return Fund Institutional Class	(8,350)	3,067
Spartan U.S. Equity Index Fund Investor Class	2,609	264,859
Templeton World Fund Class A	12,950	151,197

	$(166,690)	$2,188,425

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Party-in-Interest Transactions

Certain Plan investments are held in shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Additionally, as of December 31, 2006 and December 26, 2006 and 2005, the Plan invested in 153,383; 153,399; and 156,574 shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 26, 2006, the Plan received $12,567 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2006	December 26, 2006
Net assets available for benefits per the financial statements	$71,269,884	$68,535,242
Deemed distributions with no post-default payment activity	(225,198)	(223,689)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(168,062)	(144,008)

Net assets available for benefits per the Form 5500	$70,876,624	$68,167,545

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 26, 2006:

Benefits paid to participants per the financial statements	$9,718,614
Loan defaults previously deemed distributed that reached a distributable event	(39,000)

Benefits paid to participants per the Form 5500	$9,679,614

Supplemental Schedules

Danaher Corporation & Subsidiaries Retirement and Savings Plan

EIN: 59-19995548 ; Plan No.: 001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost		Current Value
*Fidelity Retirement Money Market Fund	Money market	*	*	$10,437,198
*Fidelity MIP II Fund	Common/collective trust	*	*	14,016,742
*Danaher Corporation Common Stock	Unitized stock fund	*	*	10,192,603
American Beacon Small Cap Value Fund Institutional Class	Mutual fund	*	*	210,612
American Funds Growth Fund of America Class R4	Mutual fund	*	*	180,455
*Fidelity Diversified International Fund	Mutual fund	*	*	1,757,002
*Fidelity Equity Income Fund	Mutual fund	*	*	6,576,002
*Fidelity Freedom Income Fund	Mutual fund	*	*	415,047
*Fidelity Freedom 2010 Fund	Mutual fund	*	*	2,270,023
*Fidelity Freedom 2020 Fund	Mutual fund	*	*	1,706,038
*Fidelity Freedom 2030 Fund	Mutual fund	*	*	942,721
*Fidelity Freedom 2040 Fund	Mutual fund	*	*	586,629
*Fidelity Low-Priced Stock Fund	Mutual fund	*	*	2,371,209
*Fidelity Magellan Fund	Mutual fund	*	*	10,245,139
Franklin Small Mid-Cap Growth Fund Advisor Class	Mutual fund	*	*	610,353
Legg Mason Value Fund Institutional Class	Mutual fund			11,563
PIMCO Total Return Fund Institutional Class	Mutual fund	*	*	1,470,892
*Spartan U.S. Equity Index Fund Investor Class	Mutual fund	*	*	2,261,562
Templeton World Fund Class A	Mutual fund	*	*	2,095,974
*Participant loans	Interest rates range from 5% to 11.5% with maturity at various dates	*	*	2,630,785

Total investments				$70,988,549

*	Indicates a party-in-interest to the Plan.
**	Historical cost not required to be presented, as all investments are participant-directed.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

EIN: 59-19995548 ; Plan No.: 001

Schedule H, Line 4i –

Schedule of Assets (Held At End of Year)

December 26, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost		Current Value
*Fidelity Retirement Money Market Fund	Money market	*	*	$10,373,018
*Fidelity MIP II Fund	Common/collective trust	*	*	12,010,590
*Danaher Corporation Common Stock	Unitized stock fund	*	*	10,238,010
American Beacon Small Cap Value Fund Institutional Class	Mutual fund	*	*	198,191
American Funds Growth Fund of America Class R4	Mutual fund	*	*	165,470
*Fidelity Diversified International Fund	Mutual fund	*	*	1,674,505
*Fidelity Equity Income Fund	Mutual fund	*	*	6,296,234
*Fidelity Freedom Income Fund	Mutual fund	*	*	381,195
*Fidelity Freedom 2010 Fund	Mutual fund	*	*	2,264,771
*Fidelity Freedom 2020 Fund	Mutual fund	*	*	1,698,940
*Fidelity Freedom 2030 Fund	Mutual fund	*	*	938,628
*Fidelity Freedom 2040 Fund	Mutual fund	*	*	583,691
*Fidelity Low-Priced Stock Fund	Mutual fund	*	*	2,360,879
*Fidelity Magellan Fund	Mutual fund	*	*	10,203,274
Franklin Small Mid-Cap Growth Fund Advisor Class	Mutual fund	*	*	525,166
Legg Mason Value Fund Institutional Class	Mutual fund			11,560
PIMCO Total Return Fund Institutional Class	Mutual fund	*	*	1,450,458
*Spartan U.S. Equity Index Fund Investor Class	Mutual fund	*	*	2,234,900
Templeton World Fund Class A	Mutual fund	*	*	2,082,827
*Participant loans	Interest rates range from 5% to 11.5% with maturity at various dates	*	*	2,630,720

Total investments				$68,323,027

*	Indicates a party-in-interest to the Plan.
**	Historical cost not required to be presented, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Danaher Corporation & Subsidiaries Retirement and Savings Plan trustee or other person who administers the Plan have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN

	By:	DANAHER CORPORATION, Plan Sponsor

Date: June 25, 2007	By:	/s/ Daniel L. Comas
Daniel L. Comas
Executive Vice President—Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm